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Follow-Up Materials

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REGISTRANT'S NAME Bionomics Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

FILE NO. 82- 34682 FISCAL YEAR 6-30-03

• *Complete for initial submissions only* •• *Please note name and address changes*

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DAT : 1/15/04

with an eye to the future



Bionomics Limited
ABN 53 075 582 740

2002-2003

82-34682

CONTENTS

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VISION AND VALUES

Within its areas of expertise, Bionomics aims to be a world leader in the business of producing validated drug targets and other related products.

Bionomics aims to achieve this using both the knowledge and skills of its staff and the staff in the established research institutions with which it is affiliated and a broad range of genomic, genetic and molecular and cell biology techniques accessed through those institutions. Bionomics has established the following as a list of those things that will motivate and determine the behaviour of the Bionomics team of people:

- the interests of shareholders as a whole;
- the opportunity to contribute to the formation of a vigorous Australian biotechnology industry and be part of the new technology base essential for South Australian and national economic growth;
- incentives for the founders and supporters who took risks, and for the Board, senior management and scientists on whom the future success of the Company depends;
- the broader satisfaction and fulfilment for the Bionomics team that will result from achieving the Company's vision, especially in terms of the benefits to community health; and,
- the occupational health and safety of people associated with Bionomics.


Bionomics Limited

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The Chairman's Letter to Shareholders

2002-2003

Dear Shareholders,

I am pleased to report another year of considerable progress by Bionomics. The financial year 2002-2003, as with the previous year, was a year of substantial uncertainty in financial markets. Biotechnology companies suffered, along with other industry sectors, particularly in the high risk / high reward areas.

However, in the Board's view, our main game is the determined pursuit of our Corporate and Research & Development (R&D) Milestones. Importantly, as set out on page 10, a very high strike rate was achieved against these milestones.

Furthermore, our share price performance over the year, as shown below, has tracked essentially in line with the ASX Healthcare and Biotech Index and with a basket of similar biotechnology stocks.

Despite the uncertainty of capital markets, the biotechnology industry continues to deliver innovative new medical treatments and to make important scientific breakthroughs, both of which are accretive to shareholder value in the medium to longer term. According to Ernst and Young's Americas Biotechnology Report 2003, biotech companies have brought more than 150 breakthrough medicines to patients and six biotech drugs each have generated sales of more than US$1 billion. This report by Ernst and Young also provides evidence that several elite biotech companies now have market capitalisations in excess of some big pharmaceutical companies.

INDEX OF BIONOMICS MARKET CAPITALISATION RELATIVE TO THE ASX HEALTHCARE AND BIOTECH INDEX AND TO A SAMPLE OF SIMILAR ASX LISTED STOCKS WITH A MARKET CAPITALISATION OF $20-$50 MILLION
Index 100 at End January 2002 (Data Points at Months End)


Market Capitalisation Index
Date
Bionomics
Similar Stocks $20m-$50m M. Cap
Healthcare & Biotech Index

Our Strategy

During the year we continued our focus on partnerships to build shareholder value. We were delighted to form a collaboration with Nanogen, Inc. to develop molecular diagnostic tests for epilepsy. We also suffered our first significant disappointment - the conclusion of our collaboration with Johnson & Johnson Research Pty. Ltd. without an

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Bionomics Limited

Such setbacks are not uncommon in the biotechnology industry and Bionomics is in a strong position to recover and form further partnerships from our substantial pipeline of patented gene discoveries. Our strategy has been to develop a portfolio approach to the Company's research programs - this approach serves to balance the risks associated with research and development. This strategy has seen us strengthen our intellectual property position over the year in each of our core areas of epilepsy, breast cancer and angiogenesis, with a growing emphasis on the exploitation of our competitive advantage in intellectual property relating to epilepsy.

Finances

As shareholders are aware, the Company has an American Depository Receipt program in operation. This program is sponsored by The Bank of New York. In addition to this arrangement, Bionomics recently announced that agreement had been reached with an affiliate of The Bank of New York for the purchase (provided certain conditions are met) and on-sale through the ASX of up to 6 million Bionomics shares through a standby equity facility. This financing arrangement is intended to provide Bionomics with additional capital to actively build our drug discovery platforms.

Bionomics' successes during 2002-2003 included the award of an R&D START grant. The grant funds, $2.87 million over 2 years, together with capital raised from shareholders through the Share Purchase Plan and placement will contribute greatly towards the further development of our ionX® platform and the discovery of new drugs to treat epilepsy.

Financially the Company is in a sound position - cash on hand at 30 June 2003 was $6.1 million, which at current cash burn rates will be sufficient funding for approximately 1½ years from the date of this report. The loss for the 2002-2003 financial year was $4.5 million. For the first time significant depreciation charges ($0.6 million) were recorded in respect of our Research Facility in the Thebarton Bioscience Precinct. The Company is continuing to tightly manage its cash reserves as it seeks to generate revenues from its intellectual property.

Corporate Governance

The Board has taken careful note of the release in March 2003 of the 'Principles of Good Corporate Governance and Best Practice Recommendations' by the ASX Corporate Governance Council. We take our obligations to comply with these recommendations very seriously and are working up a timetable for compliance with these recommendations.

People

We acknowledge that for various reasons (including the increased emphasis on the Epilepsy program referred to above), there have been significant changes in our Scientific Staffing. However, as noted in Dr Rathjen's 'Chief Executive Officer's Report', two new appointments have strengthened the executive team, and the rapid and significant achievements of the Bionomics team of people are readily apparent from this Report. The Board gratefully acknowledges these achievements and the substantial contribution and commitment of CEO Dr Deborah Rathjen and her team, including the scientists in our affiliated research institutes.

The Bionomics team was further strengthened in February 2003 when we were delighted to have Dr Errol DeSouza accept our invitation to join Bionomics' Scientific Advisory Board. Dr DeSouza is an outstanding international biotech executive - respected for his corporate, academic and scientific achievements. Dr DeSouza has held senior management roles within Aventis and its predecessor Hoechst Marion Roussel Pharmaceuticals and was Co-Founder, Executive Vice President of Research and Development and Director at Neurocrine Biosciences, Inc. His appointment brings an important new perspective and value as the Company continues to progress its gene discoveries into drug discovery, leveraging Bionomics' proprietary ionX® and Angene™ platforms.

The Outlook

Bionomics is a dynamic company in an industry which has clearly demonstrated the capability of delivering positive outcomes in human health. The Board's view is that our growing understanding of the genes which are responsible for causing disease means that Bionomics is increasingly likely to play a significant role in the discovery of new treatments for serious conditions such as epilepsy and cancer.

We assure shareholders that we are deeply committed to achieving these discoveries and that, notwithstanding the risks, we have the people and the science to achieve substantial and sustainable increases in shareholder value as a result of doing so.

F Ainsworth

Fraser Ainsworth AM
Chairman
3 September 2003

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The Chief Executive Officer's Report

To our Shareholders,

Without question this has been an extremely challenging year for the biotechnology industry. Bionomics has also faced a number of challenges over this time. We have responded rapidly and appropriately to these challenges, allocating resources in line with our commercial objectives. Importantly the key achievements of our R&D programs, and in particular the achievements of our epilepsy program, have enabled Bionomics to continue to move strongly towards our goal of seeing our gene discoveries translated into new medical treatments and diagnostic products for epilepsy, breast cancer and angiogenesis-related diseases.

From Gene to Drug: Powerful, proprietary discovery platforms for drug discovery and development

This year has seen the exciting merger of our key intellectual property assets through the creation of Bionomics' discovery platforms - ionX® for central nervous system (CNS) disorders, including epilepsy, and Angene™ our proprietary platform for angiogenesis - related conditions which include cancer and inflammatory disorders. These discovery platforms are the engines which Bionomics and its partners will utilise in the search for new treatments. The platforms comprise patented gene discoveries, validated drug targets and patented mouse models for drug discovery, including Bionomics' world-first model of human inherited epilepsy.

Our intellectual property portfolio continues to grow in line with the rapid progress evident in our research programs. Through our pre-eminence in the epilepsy genetics arena our patent portfolio is ensuring that Bionomics has the capacity to establish itself as the partner of choice for pharmaceutical companies seeking to develop new treatments for epilepsy.

In our angiogenesis program, our scientists were able to discover 163 novel genes associated with this important disease process. Many of the genes emerging from this program are in major drug target classes including, kinases, proteases and cell surface receptors. These discoveries and patent filings substantially augmented the Company's intellectual property portfolio and provide additional future innovative partnership opportunities for our Angene™ platform. Developments from this platform may result in new treatments for cancer, as well as for inflammatory and cardiovascular diseases.

In our breast cancer program a number of patent filings

Our R&D progress was such that additional candidate breast cancer genes were identified - some 412 genes from microarray analysis and also additional tumour suppressor gene candidates from our analysis of human chromosome 16. As part of our research in this area screening for novel oncogenes will commence in 2003-2004. This program is supported by R&D START grant funding from AusIndustry of $1.74 million through to December 2004.

R&D START grant award: Breaking through CNS drug discovery barriers

The building of Bionomics' epilepsy drug discovery program received a significant boost through the award of the Company's third R&D START grant which commenced on 1 July 2003. The award of the $2.87 million grant has meant that we have been able to advance one of our $GABA_A$ receptor gene discoveries forward into drug discovery. This drug discovery program is designed to utilise the power of Bionomics' ionX® platform to maximise the commercial value of Bionomics' gene discoveries in this field for shareholders and supports activities towards developing new treatments not only for epilepsy but also potentially other serious CNS conditions.

The products expected to arise from the program will include lead drug candidates, which will be available for further development by Bionomics or by its potential biopharmaceutical and pharmaceutical partners. The market for drug candidates for pharmaceutical development is currently strong. Pharmaceutical companies require new drugs supported by strong proprietary positions for their development pipelines. Bionomics' ionX® platform provides a global competitive advantage to Bionomics in the discovery and development of novel drugs to treat CNS conditions.

The global CNS market is the second largest sector of the pharmaceuticals market, valued in 2001 at US$52 billion. Worldwide some four million patients suffer from epilepsy with approximately 180,000 new cases diagnosed annually in the US alone. Through its internal programs and through its partnerships in epilepsy research Bionomics is in an exciting position to be able to capitalise on these large market opportunities.

Product development through partnerships

Biotechnology has the ability to revolutionise the diagnosis and treatment of serious medical conditions and Bionomics is contributing to the development of these new approaches through its key partnerships and licensing agreements.

In licensing its gene discoveries Bionomics looks for R&D funding, upfront payments, payments linked to development milestones and royalties on product sales.

Together with Nanogen, Inc. we are working to develop the first molecular diagnostic tests for epilepsy. Nanogen is a leading provider of molecular diagnostic products. The development program utilises Nanogen's NanoChip® Molecular Biology Workstation and Bionomics' patented epilepsy gene discoveries. Bionomics research in this area is aimed at improving the diagnosis of epilepsy, which we hope will lead to safer and more effective treatment. Currently the diagnosis of epilepsy can be extremely time intensive and carry high medical costs, with incorrect diagnosis leading to serious, adverse effects and, in extreme cases, death.

Our commitment to delivering the benefits of the genomics revolution to sufferers of epilepsy is further shown in our strong collaboration with the Howard Florey Institute of Experimental Physiology. This new relationship complements our longstanding and highly productive relationships with the Women's and Children's Hospital, Adelaide and the University of Melbourne in epilepsy research.

Our research collaboration with Johnson & Johnson Research Pty. Ltd. was concluded without an ongoing commercial arrangement. The collaboration however validated Bionomics approach and our angiogenesis research program has continued strongly, meeting R&D milestones and attracting worldwide interest. Our partnership in this area with the Danish company Genmab A/S is focused on the discovery of human antibodies to angiogenesis targets identified and validated by Bionomics. During the year, Hybrigen, Inc. completed the identification of proteins interacting with a Bionomics angiogenesis gene. This data is being used by Bionomics to progress the validation of this gene as a drug target in angiogenesis.

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Research breakthroughs recognised through high profile scientific publications

Throughout the year, Bionomics has continued to build its competitive advantage and world leadership position in the understanding of the genetic causes of epilepsy. The results of this ground breaking research were published in the influential US science journal, Proceedings of the National Academy of Science and in the international neuroscience journal, Current Opinion in Neurology.

Bionomics research has provided a greater understanding of the role of ion channel mutations in epilepsy. The genetics of epilepsy is rapidly progressing toward a more detailed molecular dissection and definition of the syndromes which comprise this serious condition.

The publication of Bionomics scientific discoveries in international journals reflects the continuing recognition of the value of Bionomics' ionX® gene discoveries in the scientific and biotechnology communities.

Additions to the executive team

We were delighted to have Mr Lee Craker and Dr Mark Varney join our team as Chief Financial Officer and Vice President, Drug Discovery respectively. Their experience and skills drawn from both the pharmaceutical and biotechnology arenas will undoubtedly benefit Bionomics as we pursue with vigor the global opportunities offered by our research programs.

An eye to the future

As the 2003-2004 financial year progresses we hope to share with you news of further advances in scientific discovery. We will continue to focus on the achievement of our strategic objectives: building revenue streams through new alliances and establishing our internal drug discovery capabilities to create greater value in the longer term.

We thank our employees and collaborative research partners for their dedicated efforts - they have made our accomplishments possible. I thank the Bionomics Board for their vision and support over the year.

On behalf of everyone at Bionomics, I would like to thank you, our shareholders, for your role in making Bionomics a leader in the discovery of genes associated with epilepsy, breast cancer and angiogenesis.

Deborah R

Dr Deborah Rathjen
Chief Executive Officer and Managing Director
3 September 2003

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2002-2003

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Bionomics' Scorecard 2002 - 2003

Corporate Objectives for the 2002-2003 Financial Year

Support our global partnerships and build further partnerships for translating our epilepsy, breast cancer and angiogenesis gene discoveries into therapeutic and diagnostic products.

Attract capital to build internal drug discovery in order to maximise the value to shareholders of selected high value proprietary validated targets.

R&D Objectives

Epilepsy Program

Completion of studies to ensure Bionomics epilepsy ion channel targets are drug discovery ready and will underpin future drug discovery partnerships.

Identification of non-ion channel drug targets for the development of novel anti-epileptic drugs.

Angiogenesis Program

Identify and validate additional drug targets for the treatment of diseases associated with inappropriate angiogenesis.

Identify and select human monoclonal antibodies for further development as part of our collaboration with Genmab A/S.

Achieve the milestones under our Johnson & Johnson Research Pty. Ltd. collaboration agreement demonstrating the effectiveness of certain compounds in modulating Bionomics' angiogenesis targets.

Breast Cancer Program

Identify and validate novel breast cancer genes and drug targets.

Validate BNO64 as a breast cancer tumour suppressor gene and obtain data which will support the use of BNO64 as a diagnostic/prognostic marker of breast cancer.

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Bionomics Limited

Results

✓ In October 2002 we put in place our collaboration with San Diego-based Nanogen, Inc. to develop the world's first molecular diagnostic test for epilepsy.

✓ The award of an R&D START Grant from AusIndustry of $2.87 million over two years was announced in February 2003. This funding enables Bionomics to leverage the assets of our epilepsy program in an integrated drug discovery effort to identify prospective new treatments for epilepsy. Our shareholders contributed an additional $1.25 million in equity capital to fund drug discovery.

R&D Milestones

✓ World-first animal model expressing a gene associated with epilepsy available for study and future drug discovery and development. Other animal models are in late-stage development.

✓ Electrophysiological characterisation of key ion channel mutants associated with epilepsy completed.

✓ A non-ion channel gene has been identified as a candidate gene causing epilepsy.

✓ Our macroarray and microarray analyses have identified 163 novel genes associated with angiogenesis. Tools and assay systems were developed to validate genes as drug targets. These intellectual property assets have been brought together in Bionomics proprietary platform Angene™.
During the year Hybrigen, Inc. completed analysis of the interacting proteins associated with a Bionomics angiogenesis gene.

✓ Antigen generation has progressed well; functional data is now being generated.

✓ There was strong concordance between Johnson & Johnson Research Pty. Ltd. and Bionomics data, confirming modulation of angiogenesis thus providing validation of Bionomics' Angene™ platform.

✓ Additional tumour suppressor gene candidates have been identified using RNAi technology under our Biotechnology Innovation Fund program and are being evaluated. In the R&D START grant funded program DNA microarray analysis has identified 412 genes worthy of further analysis. In this program cell-based assays are currently being established as a prelude for screening for novel oncogenes. Hybrigen, Inc. in collaboration with Bionomics scientists discovered a number of proteins interacting with a candidate tumour suppressor gene identified by Bionomics.

partial Experimental data continues to suggest that BNO64 may be a tumour suppressor gene however the low expression of BNO64 by normal breast cells has presented technical barriers to understanding the role of BNO64 as a diagnostic/prognostic marker.

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Epilepsy

Our objectives in the epilepsy program over the coming year include:

- Validation of Bionomics' mouse model as a clinically relevant tool for discovery and testing of new anti-epileptic drugs.
- Development of the ionX® platform for GABAA receptor directed drug discovery.
- Broadening of the ionX® platform in order to capture its potential value for sodium channel and nicotinic acetylcholine receptor drug screening.
- Establishment of our epilepsy pharmacogenomics database to support the development of molecular diagnostic tests for epilepsy and to assist in patient selection in future clinical trials of novel anti-epilepsy drugs.

Epilepsy is a neurological disorder which affects many people. It is also one of the oldest diseases recognised in mankind. Epilepsy is the result of sudden, excessive electrical discharges in different parts of the brain that can cause violent uncontrollable movements of the body and altered awareness.

Over 6 million people in the major pharmaceutical markets are estimated to have some form of epilepsy. It is most frequently diagnosed in the young and very old. An increase in the prevalence of epilepsy is forecast because of improvements in diagnosis and the aging of our population.

The anti-epileptic drug market was valued at approximately US$5 billion in 2002 and is forecast to grow significantly by 2007, reaching a predicted overall value of US$9 billion (Source: Reuters Business Insight: Healthcare - The CNS Outlook-2002).

Bionomics is working to develop new families of drugs to treat epilepsy at its cause by utilising our gene discoveries. We have identified almost 200 mutations and variations in important brain genes of patients with epilepsy. These genes code for a class of molecules, called ion channels, which are valuable drug targets for a range of CNS disorders. Together with Bionomics' world-first animal model of inherited epilepsy these assets comprise our ionX® platform for drug discovery. Our internal drug discovery efforts focus on the GABAA receptor which is at the start of an important pathway regulating brain activity.

During 2002-2003 Bionomics:

- Characterised, using patch clamping and other electrophysiological procedures, mutations found in the GABAA receptor, sodium ion channels and nicotinic acetylcholine receptors.
- Generated the first animal model of human inherited epilepsy and progressed the development of further animal models representative of the condition. These models are core components of Bionomics ionX® platform.

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- Developed sophisticated recording instrumentation for analysis of Bionomics' animal models. The ability to record brain function in our animal models is a unique capability which we anticipate will contribute strongly to the testing of new drugs to treat epilepsy.
- Screened approximately 300 epilepsy patient samples to discover a non-ion channel gene which may cause epilepsy. In this large scale exercise over 10 genes were evaluated in one of the largest single studies undertaken to date anywhere in the world.

During 2003-2004 we anticipate the completion of an approximately 100 patient study of patients with a form of epilepsy known as Severe Myoclonic Epilepsy of Infancy (SMEI). This study is the largest single study of SMEI patients. A positive outcome for this study will assist licensing of Bionomics epilepsy gene discoveries.

GABAA MODULATING DRUG SALES 2002 (US$ MILLION)

Sources: Company annual reports and SEC filings



410
Tegretol
(Novartis)
49
Gabitril
(Cephalon)
700
Topamax
(Janssen/J&J)
2,269
Neurontin
(Pfizer)
898
Depakote
(Abbott)



R/R
Q/Q

Patch clamp recordings from brain slices of mice containing the normal gene (R/R) and mice containing the epilepsy causing gene (Q/Q).

Breast Cancer

Our objectives in the breast cancer program over the coming year include:

- Development of a cell-based assay platform to enable discovery of genes involved in cancer.
- Identification and characterisation of novel oncogenes.



Breast cancer is the most common malignancy seen in women, affecting 10% of females in the Western world. Despite existing diagnostic methods, there is a strong medical need for molecular diagnostic tests for early stage breast cancer and breast cancer susceptibility.

Bionomics' goal is to identify genes that are responsible for causing breast cancer. From a medical perspective these genes will serve as targets for therapy and as markers for the diagnosis and prognosis of this disease. From a scientific perspective these genes will lead to the elucidation of biological processes involved in cancer development.

There are two classes of genes intimately involved in the development of cancer, oncogenes and tumour suppressors. The former are destructive, causing the cell to grow without control, whereas the latter protect against uncontrolled growth. Disruptions in the expression and/or function of these genes can result in the development of cancer. Bionomics has endeavoured to identify genes belonging to both of these classes of tumour causing genes.

In our oncogene project we are developing a platform that will enable the discovery of novel oncogenes and the characterisation of their biological function. This platform will take advantage of the uncontrolled growth characteristics displayed by tumour cells. Over the coming year we will seek to progress the identification of potential new therapeutic targets and markers which are diagnostic/prognostic for this serious condition.

Since its inception Bionomics has been involved in the study of a number of candidate tumour suppressor genes located on chromosome 16. Chromosome 16 is involved in early stage breast cancer and is believed to contain a number of tumour suppressor genes. Researchers at Bionomics are currently studying a number of chromosome 16 genes for their possible role in protecting cells against cancer; these include the genes BNO64, BNO1 and BNO229.

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Patent applications covering these genes have advanced through the patenting process as the genes continue to show evidence of tumour suppressor gene activity. Our research in 2003-2004 will focus on their further characterisation and will seek to understand their role in breast cancer.

BREAST CANCER DRUG SALES 2002

(US$ MILLION)

Sources: Company annual reports and SEC filings


195
Femara
(Novartis)
1,261
Taxotere
(Aventis)
875
Gemzar
(Eli Lilly)
857
Taxol
(Bristol-Myers Squibb)
1,111
Herceptin
(Genentech/Roche)
794
Zoladex
(AstraZeneca)
480
Nolvadex
(AstraZeneca)
331
Arimidex
(AstraZeneca)

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Angiogenesis

Our objectives in the angiogenis program over the coming year include:

- Establishment of Angene™ as a high value platform for gene identification and drug target validation.
- Screen of genes identified to date for their ability to influence angiogenesis using the Angene™ platform.
- Discovery of antibodies directed at Bionomics' proprietary targets as part of our Genmab A/S collaboration.

Tumours exceeding a certain size need oxygen and nutrients for their survival and growth. To achieve this the tumour recruits a network of blood capillaries, which is connected to larger blood vessels of the adjacent normal tissue. This process is known as angiogenesis.

The contact made between an invasive tumour and adjoining blood vessels is the gateway which allows tumour cells to spread to distant organs, a process known as metastasis. Bionomics' strategy is to develop new therapeutics to starve tumours and prevent metastasis by inhibiting angiogenesis. Importantly, this therapeutic approach is not restricted to certain cancer types, but is broadly applicable to any solid tumour type.

Our work in angiogenesis has focused on gene identification and validation efforts. Our progress has resulted in the bringing together of our assets in the discovery platform we call Angene™. This platform removes many of the current bottlenecks of gene validation and drug discovery.

In this research area Bionomics has access to unique human molecular and cellular models from which we have this year identified more than 163 new genes specifically regulated during early angiogenesis. Bionomics has also developed strong bioinformatics tools for guiding further research and development in this field leading to the establishment of a unique knowledge base to prioritise target molecules and predict their subcellular location and function.

Within the 163 new genes Bionomics' scientists have identified, a subset of 20 genes which may represent high value drug target classes have been selected for further validation during 2003-2004. With our partner Genmab A/S, one of the world's leading human antibody product development companies, Bionomics is seeking to discover candidate therapeutic antibodies against three of those surface target molecules. Bionomics has expressed and purified recombinant antigen and also generated cell lines expressing high levels of the target molecules which Genmab A/S will use for immunisation. Over the coming year Bionomics will continue to validate the targets in this collaboration and will undertake antibody screening as antibodies become available from our partner Genmab A/S.

ANGENE™ GENES BY PREDICTED FUNCTION


GPCRs
Ion Transporters
Receptors
Other Enzymes
Transporters
Kinases

GENES FOUND TO BE UPREGULATED DURING IN VITRO ANGIOGENESIS


163
317
133
Known genes not previously associated with angiogenesis
Known genes previously associated with angiogenesis
Novel Genes
44
119
Characterised genes
Non-characterised genes

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Board of Directors



Mr Fraser Ainsworth AM
BComm, FAICD, FCPA
Chairman

Fraser Ainsworth is the founding Chairman of Bionomics. He is Co-founder & Director of Potential Energy Pty Ltd, Chairman of Horizon Oil N.L. (previously Bligh Oil & Minerals N.L.), Deputy Chairman of Tarac Australia Ltd and non-executive Director of Oil Search Limited. He is the former Managing Director of SAGASCO Holdings Ltd (1988-94); and was employed with CSR for 26 years, mainly in CSR's resources and energy business, including four years as Managing Director of Adelaide-based Delhi Petroleum Pty Ltd.



Dr Deborah Rathjen
BSc (Hons), PhD
CEO and Managing Director

Dr Deborah Rathjen joined Bionomics in June 2000 from Peptech Limited, where she was Manager of Business Development and Licensing. Dr Rathjen was a co-inventor of Peptech's TNF technology and leader of the company's successful defence of its key TNF patents against a legal challenge by BASF, providing Peptech with a strong commercial basis for licensing negotiations with BASF, Centocor and other companies with anti-TNF products. Dr Rathjen has significant experience in research, business development and licensing. She is an expert in the field of cell biology with specific expertise in inflammation and cancer. Dr Rathjen is a member of the Federal Government's Australian Biotechnology Advisory Council and the Prime Minister's Science Engineering and Innovation Council.



Dr Christopher Henney
PhD, DSc
Non-Executive Director

Dr Henney is the Executive Chairman of Dendreon Corporation, a Seattle-based biotech company specialising in the development of immunologically-based cancer therapies. Dr Henney co-founded ICOS Corporation, another publicly-held US biotech company, where from 1989 to 1995 he served as Executive Vice President, Scientific Director and Director. Dr Henney also co-founded Immunex Corporation, a publicly-held US biotech company until its merger with Amgen in the biggest conglomeration in biotech history. At Immunex from 1981 to 1989 he held various positions including Director, Vice Chairman and Scientific Director. He was also a former academic immunologist at Johns Hopkins Medical School and The Fred Hutchinson Cancer Centre. Dr Henney received a DSc for his contributions to Immunology, a PhD in Experimental Pathology and a BSc with Honours from the University of Birmingham, England.



Dr George Morstyn
MB BS, PhD, FRACP
Non-Executive Director

Dr George Morstyn is the former Senior Vice President of Development and Chief Medical Officer of Amgen Inc., the world's largest independent biotech company specialising in human therapeutics. Dr Morstyn was responsible for the development and regulatory approval of all Amgen products and managed Amgen's interface between the medical community and the Food and Drug Administration. Dr Morstyn is currently an advisor to Amgen.



Mr Peter Maddern
MM, LLB, BEc
Non-Executive Director

Managing Director, Palmerston Projects Pty Ltd. Formerly Executive Director of Bionomics between July 1997 and July 2000 and responsible for the formation of the Company and the raising of seed capital from financiers.

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Corporate Governance Statement

The directors are responsible to the shareholders for the performance of the Company in both the short and longer term and seek to balance these sometimes competing objectives in the best interests of the Company as a whole. Their focus is to enhance the interests of shareholders. The Board draws on relevant corporate governance best practice principles to assist it to contribute to the performance of the Company.

Day to day management of the Company's affairs and implementation of corporate strategy and policy initiatives are delegated by the Board to the Chief Executive Officer and Managing Director and senior executives.

The functions of the Board include:

- review and approval of corporate strategies, the annual budget and financial plans;
- overseeing and monitoring organisational performance and the achievement of the Company's strategic goals and objectives;
- monitoring financial performance including approval of the annual and half-year financial reports and liaison with the Company's external auditors;
- appointment of, and assessment of the performance of, the Chief Executive Officer;
- ensuring there are effective management processes in place and approving major corporate initiatives;
- enhancing and protecting the reputation of the Company;
- ensuring the significant risks facing the Company have been identified and appropriate and adequate control, monitoring and reporting mechanisms are in place; and
- reporting to shareholders.

A description of the Company's main corporate governance practices is set out below. All these practices, unless otherwise stated, were in place for the entire year.

The Board of Directors

The agreed role and responsibilities of the Board are summarised as follows:

Governance – to ensure that management runs the Company in the interests of shareholders, other stakeholders and in accordance with the law.

Performance – to support the Chief Executive Officer and the senior management team in achieving Board approved objectives and taking appropriate remedial action if these objectives are not achieved.

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The Board operates as follows:

- regular meetings are held generally on a monthly basis, with additional meetings at shorter notice when necessary;
- at the date of signing the Directors' Report the Board consisted of four non-executive directors and one executive director, Dr Deborah Rathjen;

  [Further information about the directors is set out in the Directors' Report under the heading 'Information on Directors']
- the Board may appoint additional directors to fill casual vacancies; directors may also be appointed by shareholders at a general meeting;
- all Board members are involved in Board succession planning and therefore no nomination committee has been established for this purpose;
- the Company seeks to have a Board balanced in experience and a wide range of expertise and skills;
- the Company's Constitution specifies that (with the exception of the Managing Director) one third of directors must retire by rotation at each annual general meeting and, in any event, no director may hold office later than the third annual general meeting following their last election; and
- the Board has adopted a formal policy governing trading by directors, employees and contractors in the Company's securities.

The Board has established a Compensation Committee, consisting of two non-executive directors and an Audit Committee, consisting of three non-executive directors.

All matters determined by the Compensation and Audit Committees are submitted to the full Board as recommendations for Board decision.

Independent professional advice

Issues of substance are considered by the Board with external advice from its professional advisers as required.

The Board's individual members have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company's expense. Prior written approval of the Chairman is required, but this will not be unreasonably withheld.

Compensation Committee

The Compensation Committee was established in July 2001 and consists of the following non-executive directors:

- Mr Fraser Ainsworth
- Dr Christopher Henney

The Compensation Committee makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

Executive remuneration and other terms of employment are reviewed annually by the Committee having regard to performance, relevant comparative information and the Company's financial performance. As well as base salary, remuneration packages include superannuation, performance-related bonuses and fringe benefits. Executives are also eligible to participate in the Bionomics Limited Employee Share Option Plan (further details of this Plan can be found in note 1(h) to the financial statements).

Remuneration packages are set at levels that are intended to attract and retain first class executives capable of managing the Company's operations and achieving the Company's strategic objectives.

Remuneration and other terms of employment for all Bionomics staff are formalised in employment contracts.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

Further information on directors' and executives' remuneration is set out in the Directors' Report and notes 6 and 7 to the financial statements.

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Bionomics Limited

Audit Committee

The Audit Committee was established in July 2002 and consists of the following non-executive directors:

- Mr Peter Maddern (Chairman)
- Mr Fraser Ainsworth
- Dr George Morstyn

The main responsibilities of the Audit Committee are to:

- review and report to the Board on the annual report, the half-year financial report and all other financial information published by the Company or released to the market;
- assist the Board in reviewing the effectiveness of the organisation's internal control environment covering:
  - effectiveness and efficiency of operations
  - reliability of financial reporting
  - compliance with applicable laws and regulations;
- recommend to the Board the appointment, removal and remuneration of the external auditors, and review the terms of their engagement, the scope and quality of the audit and the auditor's independence; and
- review the level of non-audit services provided by the external auditors and ensure it does not adversely impact on auditor independence.

External auditors

PricewaterhouseCoopers were appointed as the external auditors in 1996. It is PricewaterhouseCoopers policy to rotate audit engagement partners on listed companies at least every seven years.

An analysis of fees paid to the external auditors, including a break-down of fees for non-audit services, is provided in note 8 to the financial statements. It is the policy of the external auditors to provide an annual declaration of their independence to the Audit Committee.

Risk assessment and management

The consideration and approval by the Board of the annual budget and each major activity undertaken by the Company and regular management reports assist the Board to identify areas of significant business risk and to implement strategies to manage those risks.

Continuous disclosure

The Chief Executive Officer has been nominated as the person responsible for communications with the Australian Stock Exchange ('ASX'). This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX listing rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

Financial reporting

The Board is responsible for overseeing the existence and maintenance of internal controls and accounting systems along with considering the appropriateness of the financial policies adopted in the financial reporting process. The Audit Committee assists the Board in discharging this function.

ASX Corporate Governance Council

Principles of Good Corporate Governance and Best Practice Recommendations

The ASX Corporate Governance Council released its Principles of Good Corporate Governance and Best Practice Recommendations in March 2003. Listed entities are required to disclose the extent to which they have followed the best practice recommendations set by the ASX Corporate Governance Council during the reporting period for financial years beginning after 1 January 2003.

Bionomics is currently working to a schedule and timetable to adopt these best practice recommendations and further details will be provided at the Annual General Meeting. This schedule has been compiled and will be implemented by the Audit Committee.

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Directors' Report

Your directors present their Report on the financial statements of the Company for the financial year ended 30 June 2003.

DIRECTORS

The following persons were directors of Bionomics Limited during the whole of the financial year and up to the date of this report:

- Mr Fraser Ainsworth AM, Chairman
- Dr Deborah Rathjen, Chief Executive Officer and Managing Director
- Dr Christopher Henney, Non-Executive Director
- Mr Peter Maddern, Non-Executive Director
- Dr George Morstyn, Non-Executive Director

PRINCIPAL ACTIVITIES

The principal activities of the Company during the financial year were:

(a) To identify particular human genes or the proteins they encode which can be shown to have a role in the onset or progression of disease, in particular epilepsy, breast cancer and pathologies associated with angiogenesis.

(b) To validate these genes as drug targets through the utilisation of the Company's proprietary technology platforms, ionX® and Angene™.

(c) The identification of strategic alliances and project opportunities which generate revenues and future income streams from the research. This should enhance the competitive advantage of the Company within the genomics sector of the biotechnology industry.

OPERATING RESULTS

The operating loss of the Company after income tax for the year ended 30 June 2003 amounted to $4,540,955, in line with expectations.

DIVIDENDS PAID OR RECOMMENDED

The directors do not propose to make any recommendations for dividends for the current financial year.

REVIEW OF OPERATIONS

A summary of operations during the reporting period is set out below:

- In September 2002 the Company announced it had developed its first animal model of inherited human epilepsy, a major breakthrough both in scientific and medical terms.
- A development collaboration and license agreement with Nanogen Inc. was announced in October 2002. This partnership aims to develop the world's first molecular diagnostic test for epilepsy which will enable the rapid and accurate selection of treatment paths for some types of epilepsy patients, leading to safer and more effective treatment and management of this serious condition.
- In February 2003 Bionomics ionX® platform was awarded an R&D START Grant of $2.87 million over two years from 1 July 2003. This funding will provide support of Bionomics efforts towards the discovery of new anti-epileptic drugs.
- In February 2003 the Company announced they had entered into a research collaboration with the Howard Florey Institute of Experimental Physiology and Medicine, to advance Bionomics' research and development programs in epilepsy and central nervous system disorders.
- The Company raised $1.22 million (net of costs) through a Share Purchase Plan and Private Placement.

A comprehensive review of operations is set out in the sections headed 'The Chairman's Letter to Shareholders' and 'The Chief Executive Officer's Report' on pages 4 to 8 of the Annual Report.

EARNINGS PER SHARE

	2003 Cents	2002 Cents
Basic earnings per share (cents per share)	(11.3)	(9.5)
Diluted earnings per share (cents per share)	(8.7)	(7.5)

The basic and diluted earnings per share amounts have been calculated using the total changes in equity other than those resulting from transactions with owners as owners figure in the Statement of Financial Performance.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Significant changes in the state of affairs of the Company during the financial year were as follows:

(a) An increase in contributed equity of $1,267,187 (from $19,097,738 to $20,364,925) as a result of:

	2003 $
Issue of 72,917 fully paid ordinary shares at 64 cents each to non-executive directors in lieu of one-third of directors fees	46,667
Issue of 2,376,579 fully paid ordinary shares at 30 cents each to shareholders who participated in the Share Purchase Plan	712,959
Issue of 1,785,733 fully paid ordinary shares at 30 cents each in a private share placement	535,720
	1,295,346
Less capital raising costs associated with the Share Purchase Plan	2,759
Less capital raising costs associated with the private placement	25,400
	1,267,187

(b) Net cash received from the increase in contributed equity amounting to $1,220,520 will be used to continue funding existing projects focussing on those areas of research which will allow the Company to both enhance the value of its existing epilepsy, breast cancer and angiogenesis intellectual property and also to broaden its portfolio of intellectual property.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

In July 2003 the Company announced the completion of an Equity Line Finance Facility with the Bank of New York Capital Markets Inc. This funding facility potentially allows the placement of up to 6 million shares through the Bank of New York once the share price exceeds a floor price set by the Company (minimum floor price 50 cents). The use, timing and control of this facility, once the share price is above the minimum floor price, is at the Company's discretion.

The financial effect of the above transaction has not been brought to account at 30 June 2003.

No other matters or circumstances have arisen since 30 June 2003 that have significantly affected or may significantly affect:

(a) the Company's operations in future financial years, or

(b) the results of those operations in future financial years, or

(c) the Company's state of affairs in future financial years.

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LIKELY DEVELOPMENTS

The Company will continue to discover genes associated with human disease and will seek to commercialise the outcomes of its research and development activities including therapeutic and diagnostic opportunities. These are further outlined in 'The Chairman's Letter to Shareholders' and 'The Chief Executive Officer's Report' on pages 4 to 8 of the Annual Report.

Further information on likely developments in the operations of the Company and the expected results of operations have not been included in this report because further disclosure would not be in the Company's best interests.

ENVIRONMENTAL REGULATION

No significant environmental regulations apply to the Company.

INFORMATION ON DIRECTORS

Director	Experience	Special responsibilities	Particulars of directors' interests in shares and options	
			Ordinary Shares	Options
Mr Fraser Ainsworth AM BComm, FAICD, FCPA	Chairman for 5 years. Director of several companies. Former Managing Director of SAGASCO Holdings Ltd.	Non-executive Chairman. Member of Compensation Committee and Audit Committee.	151,702	1,000,000
Dr Deborah Rathjen BSc (Honours), PhD	Managing Director for 3 years. Former General Manager of Business Development and Licensing at Peptech Limited.	Chief Executive Officer and Managing Director.	216,666	2,200,000
Dr Christopher Henney PhD, DSc	Non-executive Director for 5 years. Founder of two public biotechnology companies. Director of several US public companies.	Member of Compensation Committee.	257,154	300,000
Mr Peter Maddern MM, LLB, BEc	Non-executive Director for 4 years. Formerly Executive Director for 3 years.	Chairman of Audit Committee.	452,082	300,000
Dr George Morstyn MB, BS, PhD, FRACP	Non-executive Director for 2 years. Former Senior Vice President of Development and Chief Medical Officer of Amgen Inc.	Member of Audit Committee.	257,258	200,000

Directors' interests include shares and share options of the Company held directly or beneficially by directors of the Company or their director-related entities.

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Bionomics Limited

MEETINGS OF DIRECTORS

During the financial year, 10 meetings of directors were held. The numbers of meetings attended by each director were as follows:

	Meetings Eligible to Attend	Meetings Attended
Mr Fraser Ainsworth	10	10
Dr Deborah Rathjen	10	10
Dr Christopher Henney	10	9
Mr Peter Maddern	10	10
Dr George Morstyn	10	10

The Compensation Committee, consisting of Mr Fraser Ainsworth and Dr Christopher Henney, held three meetings during the financial year which were attended by both members.

The Audit Committee, consisting of Mr Fraser Ainsworth, Mr Peter Maddern and Dr George Morstyn was formed on 25 July 2002. Three meetings were held during the financial year, attended by all members.

RETIREMENT, ELECTION AND CONTINUATION OF DIRECTORS

Dr Christopher Henney and Mr Peter Maddern, in accordance with clause 46 of the Company's Constitution, are the directors retiring by rotation who, being eligible, offer themselves for re-election.

DIRECTORS' AND EXECUTIVES' EMOLUMENTS

The Compensation Committee, consisting of two non-executive directors, advises the Board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for non-executive directors, executive directors and other senior executives.

Executive remuneration and other terms of employment are reviewed annually by the Committee having regard to performance against goals set at the start of the year, relevant comparative information and the Company's financial performance. As well as a base salary, remuneration packages include superannuation, performance-related bonuses and fringe benefits. Executives are also eligible to participate in the Company's Employee Share Option Plan.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the Company's operations.

Remuneration and other terms of employment for all Bionomics staff are formalised in employment contracts.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

Details of the nature and amount of each element of the emoluments of each director of Bionomics Limited and senior executives of the Company are set out in the following tables.

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Directors	Executive Salary	Director's Fees	Bonus	Superannuation Contributions	Non-Cash Benefits	Share Options	Total
	$	$	$	$	$	$	$
Non-Executive							
Mr Fraser Ainsworth	0	33,333	0	3,000	16,667	0	53,000
Dr Christopher Henney	0	20,000	0	0	10,000	0	30,000
Mr Peter Maddern	0	20,000	0	1,800	10,000	0	31,800
Dr George Morstyn	0	20,000	0	1,800	10,000	7,353	39,153
Executive							
Dr Deborah Rathjen	274,042	0	25,000	10,519	15,439	161,112	486,112

Executives	Base Salary	Bonus	Superannuation Contributions	Non-Cash Benefits	Share Options	Total
	$	$	$	$	$	$
Thomas Gonda Chief Scientist	152,473	0	18,665	0	74,671	245,809
Francis Placanica Vice President Business Development	92,810	5,000	8,457	26,234	46,179	178,680
Jill Mashado Finance Manager/Company Secretary	89,997	2,500	8,099	0	32,915	133,511

Executives are officers who are involved in, concerned in, or who take part in, the management of the affairs of the Company and report directly to the Chief Executive Officer and Managing Director.

The assessed fair values of share options included in the above tables have been independently determined in accordance with the Australian Securities and Investments Commission ('ASIC') guidelines issued on 30 June 2003. The assessed fair values have been determined for disclosure purposes only and are not reflected in the results of the Company.

In calculating the relevant option values using the Black-Scholes pricing model, the following inputs have been used:

- expected volatility has been determined by reference to the volatility of the Company's share price over the past twelve months;
- the risk-free interest rate is based on the rates of interest payable on 10 year Treasury Bonds at the date the options were granted;
- it has been assumed that the Company will pay no dividends; and
- the options issued to Dr Morstyn and those granted to executives pursuant to the 'Bionomics Employee Share Option Plan' have been assumed to vest at the time the share options became exercisable. In all other cases the vesting date is specified in the relevant employment contracts / option agreements.

A detailed description of the grant, exercise and expiry dates for all options on issue is contained in note 21(c) to the financial statements.

It should be noted that in the current financial year the only new issue of options was to Dr Deborah Rathjen, under the Employee Share Option Plan. The issue of these 500,000 share options was approved by shareholders at the Annual General Meeting held on 7 November 2002. The value attributed to these options in the above table is $80,074. All other values in the above tables relate to share options issued in prior years, which have been required to be revalued and disclosed under the ASIC guidelines issued on 30 June 2003. In some cases values for these options have been disclosed in prior financial reports.

Basis of recognising options

In accordance with the ASIC guidelines, the value of options which don't vest immediately have been allocated proportionately over the period from grant date to vesting date.

SHARES AND SHARE OPTIONS GRANTED TO DIRECTORS AND EXECUTIVES

Shares and share options over unissued shares of the Company granted during or since the end of the financial year to any of the directors or executives of the Company as part of their remuneration were as follows:

- On 4 December 2002, 500,000 share options were issued to Dr Deborah Rathjen as part of the Company's Employee Share Option Plan. The issue of these options were approved by shareholders at the Annual General Meeting held on 7 November 2002. Details of these share options are contained in the section headed 'Directors' and Executives' Emoluments'.
- On 11 November 2002, 72,917 fully paid ordinary shares in the Company were issued to the following directors in the quantities specified:

Mr Fraser Ainsworth	26,042
Dr Christopher Henney	15,625
Mr Peter Maddern	15,625
Dr George Morstyn	15,625

These shares were issued in lieu of directors' fees and have been included as a non-cash benefit in each of the directors total remuneration (refer to Directors' and Executives' Emoluments section of this report).

SHARES UNDER OPTION AND SHARES ISSUED ON THE EXERCISE OF OPTIONS

Unissued ordinary shares of the Company under option and shares of the Company issued on the exercise of options during the year ended 30 June 2003 are listed at note 21(c) Share options.

Changes to shares under option since balance date

On 30 July 2003, 100,000 options exercisable at $1.40 lapsed.

On 22 August 2003, the Company issued 100,000 options exercisable at $0.2766 between 14 July 2003 and 14 July 2008. These were issued pursuant to the Equity Line Finance Facility detailed above.

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INSURANCE OF DIRECTORS AND OFFICERS

During the financial year, the Company paid a premium to insure the directors and officers ('D&O') of the Company. Under the terms of this policy the premium paid by the Company is not permitted to be disclosed.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the D&O in their capacity as D&O of the Company, and any other payments arising from liabilities incurred by the D&O in connection with such proceedings, other than where such liabilities arise out of conduct involving a wilful breach of duty by the officers or the improper use by the D&O of their position or of information to gain advantage for themselves or someone else to cause detriment to the Company.

It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

This Report is made in accordance with a resolution of the Board of Directors.

Fraser Ainsworth AM
Chairman

Deborah Rathjen
Chief Executive Officer and Managing Director

Dated this 3rd day of September 2003

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Bionomics Limited

Statement of Financial Performance

for the year ended 30 June 2003

	Note	2003 $	2002 $
Total revenue from ordinary activities	3	1,607,756	2,058,767
Borrowing Costs		302,411	72,375
Depreciation and Amortisation expenses		681,568	433,632
Employee and Director Benefits expenses		645,010	690,984
Research and Development expenses		3,732,031	3,526,463
Shareholder and Investor Communications expenses		145,840	200,637
Travel expenses		175,722	188,505
Other expenses from ordinary activities		466,129	435,901
Loss from ordinary activities before income tax expense	4	(4,540,955)	(3,489,730)
Income tax expense	5	0	0
Loss from ordinary activities after income tax expense		(4,540,955)	(3,489,730)
Total changes in equity other than those resulting from transactions with owners as owners		(4,540,955)	(3,489,730)
		Cents	Cents
Basic earnings per share	9	(11.3)	(9.5)
Diluted earnings per share	9	(8.7)	(7.5)

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

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Statement of Financial Position

as at 30 June 2003

	Note	2003 $	2002 $
CURRENT ASSETS			
Cash assets	11	6,070,486	8,624,119
Receivables	13	27,470	99,321
Other	14	105,297	109,454
TOTAL CURRENT ASSETS		6,203,253	8,832,894
NON-CURRENT ASSETS			
Property, plant and equipment	15	6,310,723	6,906,457
Intangible assets	16	56,711	99,244
TOTAL NON-CURRENT ASSETS		6,367,434	7,005,701
TOTAL ASSETS		12,570,687	15,838,595
CURRENT LIABILITIES			
Payables	17	350,149	345,138
Interest bearing liabilities	18	508,400	127,100
Provisions	19	95,324	60,758
Other	20	276,124	309,841
TOTAL CURRENT LIABILITIES		1,229,997	842,837
NON-CURRENT LIABILITIES			
Interest bearing liabilities	18	4,575,600	4,956,900
Payables	17	50,000	50,000
TOTAL NON-CURRENT LIABILITIES		4,625,600	5,006,900
TOTAL LIABILITIES		5,855,597	5,849,737
NET ASSETS		6,715,090	9,988,858
SHAREHOLDERS' EQUITY			
Contributed equity	21	20,364,925	19,097,738
Accumulated losses	22	(13,649,835)	(9,108,880)
TOTAL SHAREHOLDERS' EQUITY		6,715,090	9,988,858

The above Statement of Financial Position should be read in conjunction with the accompanying notes.

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Bionomics Limited

Statement of Cash Flows

for the year ended 30 June 2003

	Note	2003 $ Inflows (Outflows)	2002 $ Inflows (Outflows)
Cash flows from operating activities			
Grants received		926,899	1,653,189
Rent received		172,194	32,476
Receipts from customers		80,208	0
Goods and Services Tax collected from customers		107,971	175,421
Payments to suppliers and employees		(4,974,602)	(4,887,131)
Goods and Services Tax paid to suppliers		(251,550)	(491,826)
Goods and Services Tax refund received		143,579	316,405
		(3,795,301)	(3,201,466)
Interest received		366,860	361,371
Borrowing costs		(302,411)	(72,375)
Net cash (outflow) from operating activities	10	(3,730,852)	(2,912,470)
Cash flows from investing activities			
Proceeds from sale of plant and equipment		0	1,227
Payments for purchases of property, plant and equipment		(43,301)	(1,537,024)
Net cash (outflow) from investing activities		(43,301)	(1,535,797)
Cash flows from financing activities			
Proceeds from share issues		1,248,680	3,397,870
Share issue expenses		(28,160)	(155,418)
Net cash inflow from financing activities		1,220,520	3,242,452
Net increase/(decrease) in cash held		(2,553,633)	(1,205,815)
Cash at the beginning of the reporting period		8,624,119	9,829,934
Cash at the end of the reporting period	11	6,070,486	8,624,119
Non-cash financing activities	12		

The above Statement of Cash Flows should be read in conjunction with the accompanying notes.

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Notes to and forming part of the financial statements

for the year ended 30 June 2003

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001, including the Australian Securities and Investments Commission guidelines on valuing share options issued on 30 June 2003.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

(a) Income Tax

Tax effect accounting procedures are followed whereby the income tax expense in the Statement of Financial Performance is matched with the accounting loss after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

(b) Revenue recognition

Licensing fees, rent revenue and interest income are recognised upon being earnt as opposed to received.

Grant revenue is recognised when Bionomics has incurred the eligible expenditure that the grant relates to.

(c) Receivables

All trade debtors are recognised at the amounts receivable as they are due for settlement no more than 30 days from the date of recognition.

Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised when some doubt as to collection exists.

(d) Property, Plant and Equipment

Property, plant and equipment are brought to account at cost less, where applicable, any accumulated depreciation or amortisation. The directors have taken reasonable steps to ensure that property, plant and equipment are not carried at amounts, which are in excess of their recoverable amounts at balance date.

The depreciable amount of all fixed assets is depreciated over their useful lives commencing from the time the asset is held ready for use, on either a prime or diminishing value basis depending on the type of asset.

The gain or loss on disposal of all fixed assets is determined as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal, and is included in the operating result before income tax of the Company in the year of disposal.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Administrative plant and equipment	20-40%
Scientific plant and equipment	20-40%
Leasehold improvements	10-20%
Land	0%
Building	2.50%
Building Components	3-20%

(e) **Research and Development**

Costs incurred on research and development have been charged as expenses as incurred.

(f) **Revaluations of Non-Current Assets**

The land and building was recorded as a Non-Current Asset in March 2002, and is currently recorded at estimated final cost. This figure will be adjusted to reflect the actual final cost as soon as this figure is known. A valuation for the land and building will be determined by an independent valuer once every three years and disclosed in the Company's financial report as long as they continue to be carried at cost.

(g) **Intangible Assets**

Licences

Significant costs associated with licences are deferred and amortised on a straight line basis over five years, the period of their expected benefit.

(h) **Employee Entitlements**

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognised in liabilities in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

Contributions are made by the Company to employee superannuation funds and are charged as expenses when incurred. These contributions are made to external superannuation funds and are not defined benefits programs. Consequently the Company has no exposure to market movements on employee superannuation liabilities or entitlements.

As at 30 June 2003, the Company had twenty employees (2002 - 20). This figure excludes persons engaged under Service Contract Agreements with the Company's affiliated research institutes and persons engaged under a Consultancy Agreement.

Bionomics Limited Employee Share Option Plan

The Bionomics Limited Employee Share Option Plan was approved by the Board and Shareholders in 2002. Staff eligible to participate in the plan are those who have been a full time or part time employee of the Company for a period of not less than 6 months or a director of the Company.

Options are granted under the plan for no consideration. Options are exercisable over a five year period with the first tranche becoming exercisable on the first anniversary of the date of acceptance of the invitation to participate in the plan. The employees' entitlements to the options are vested (ie they are not conditional on future employment) as soon as they become exercisable. Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share.

The exercise price of an option is based on the weighted average closing price at which the Company's shares are traded on the Australian Stock Exchange during the seven trading days immediately preceding the date of an invitation.

No accounting entries are made in relation to the Bionomics Limited Employee Share Option Plan until options are exercised, at which time the amounts receivable from employees are recognised in the Statement of Financial Position as Share Capital. The amounts disclosed for remuneration of directors and executives in notes 6 and 7 include the assessed fair values of options at the date they were granted.

Summaries of options granted under the plan are set out in note 21 (c) Share options.

(i) **Equity-based compensation benefits to directors**
The non-executive directors of Bionomics receive one third of their directors' fees in shares. The Board uses a weighted average share price to calculate the number of shares to be issued, calculated by reference to the price at which the Company's shares traded in the first two months of the current financial year.

(j) **Cash**
For the purpose of the Statement of Cash Flows, cash includes cash on hand and in bank accounts and deposits with banks net of bank overdrafts.

(k) **Trade and Other Creditors**
These amounts represent liabilities for goods and services provided to the Company prior to the end of the financial year and which are unpaid. The amounts are unsecured and generally paid within 30 days of recognition.

(l) **Interest Bearing Liabilities**
Loans are carried at their principal amount and interest is accrued over the period it becomes due.

(m) **Borrowing Costs**
Borrowing Costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets.

Borrowing Costs include interest on short-term and long-term borrowings.

(n) **Earnings per Share**

(i) Basic earnings per share
Basic earnings per share are determined by dividing net loss after income tax attributable to members of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share
Diluted earnings per share adjust the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

NOTE 2: SEGMENT INFORMATION

Bionomics Limited, which operates solely in Australia, conducts genomics-based research focused on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications for epilepsy, breast cancer and angiogenesis.

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Bionomics Limited

NOTE 3: REVENUE

	2003 $	2002 $
Revenue from operating activities		
Grants received	1,028,243	1,611,599
Licensing fees	80,208	0
	1,108,451	1,611,599
Revenue from outside the operating activities		
Interest received or receivable	333,019	403,039
Rent received or receivable	161,401	35,043
Other income	4,885	9,086
	499,305	447,168
Revenue from ordinary activities	1,607,756	2,058,767

NOTE 4: OPERATING RESULT

Net gains and expenses

Profit/(Loss) from ordinary activities before income tax expense includes the following specific net gains and expenses:

	2003 $	2002 $
Net gains/(losses)		
Net gains/(losses) on disposal of plant and equipment	0	(45,967)
Expenses		
Borrowing Costs		
– Interest paid or payable	302,411	210,199
– Amount capitalised	0	(137,824)
	302,411	72,375
Depreciation of:		
– Administrative plant and equipment	28,021	12,806
– Scientific plant and equipment	386,027	300,742
– Leasehold improvements	0	7,281
– Building	224,986	70,269
	639,034	391,098
Amortisation of non-current assets		
– Licences	42,534	42,534
Rental expense on operating leases		
– Minimum lease payments	72,756	64,795
Research and Development		
– Research and development costs	3,732,031	3,526,463
Other provisions		
– Employee entitlements	34,566	38,877

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NOTE 5: INCOME TAX

	2003 $	2002 $
(a) The prima facie tax on operating profit/(loss) is reconciled to the income tax provided in the financial statements as follows:		
Prima facie tax benefit on operating result at 30%	(1,362,287)	(1,046,919)
Tax effect of permanent differences:		
– Research and development expenditure	(149,644)	(138,246)
– R&D Incremental Deduction	(194,706)	0
– Other non-allowable items	1,473	1,051
Income tax benefit adjusted for permanent differences	(1,705,164)	(1,184,114)
Under/(Over) Provision in prior year	(93,775)	0
Income tax benefit not recognised	(1,798,939)	(1,184,114)
Income tax expense	0	0
(b) The directors estimate that the potential future income tax benefit not brought to account in respect of tax losses is:	4,792,313	3,056,946

This benefit for tax losses will only be obtained if:

(i) the Company derives future assessable income of a nature and amount sufficient to enable the benefit from the deductions for the losses to be realised; and

(ii) the Company continues to comply with the conditions of deductibility imposed by tax legislation; and

(iii) no changes in tax legislation adversely affect the Company in realising the benefit from the deductions for tax losses.

NOTE 6: REMUNERATION OF DIRECTORS

	2003	2002
Income received or due and receivable by the directors of the Company including share options	640,065	497,973
Income received or due and receivable by the directors of the Company excluding share options	471,600	485,623

The number of directors whose total income from the Company was within the specified bands are as follows:

	Total Remuneration		Remuneration excluding share options	
	2003	2002	2003	2002
$30,000 - $39,999	3	3	3	3
$50,000 - $59,999	1	1	1	1
$70,000 - $79,999	0	1	0	1
$270,000 - $279,999	0	1	0	1
$320,000 - $329,999	0	0	1	0
$480,000 - $489,999	1	0	0	0

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Bionomics Limited

NOTE 6: REMUNERATION OF DIRECTORS continued

A breakdown of the 2003 total remuneration is included in the Directors' Report, under the heading 'Directors' and Executives' Emoluments'.

Directors' 2003 remuneration includes the assessed fair values of options granted to directors as detailed in the Directors' Report. The assessed fair values have been determined independently, in accordance with ASIC guidelines, for disclosure purposes only and are not reflected in the results of the Company.

Included in the above total remuneration received or receivable by directors for the financial year ended 30 June 2003, is the assessed fair values of options granted to Dr Deborah Rathjen ($161,112) and Dr George Morstyn ($7,353) as detailed in the Directors' Report. It should be noted that of this total $168,465, $88,391 relates to options issued in prior years, which have been required to be revalued and disclosed under the 30 June 2003 ASIC guidelines.

Directors remuneration excludes insurance premiums paid by the Company in respect of directors' and officers' liability insurance contracts as the contracts do not specify premiums paid in respect of individual directors and officers. Information relating to the insurance contracts is set out in the Directors' Report.

Details of options granted to and exercised by directors during the year ended 30 June 2003 are set out in note 21(c).

NOTE 7: REMUNERATION OF EXECUTIVES

	2003 $	2002 $
Remuneration received, or due and receivable, from the Company by Australian-based executive officers (including directors) whose remuneration was at least $100,000, including share options	1,044,112	547,563
Remuneration received, or due and receivable, from the Company by Australian-based executive officers (including directors) whose remuneration was at least $100,000, excluding share options	729,235	420,000

The number of Australian based executive officers (including directors) whose remuneration from the Company was within the specified bands are as follows:

	Total Remuneration		Remuneration excluding share options	
	2003	2002	2003	2002
$100,000 - $109,999	0	1	1	0
$130,000 - $139,999	1	0	1	0
$140,000 - $149,999	0	0	0	1
$160,000 - $169,999	0	1	0	0
$170,000 - $179,999	1	0	1	0
$240,000 - $249,999	1	0	0	0
$270,000 - $279,999	0	1	0	1
$320,000 - $329,999	0	0	1	0
$480,000 - $489,999	1	0	0	0

Executive 2003 remuneration includes the assessed fair values of options granted to executives as detailed in the Directors' Report. The assessed fair values have been determined independently, in accordance with ASIC guidelines, for disclosure purposes only and are not reflected in the results of the Company.

Included in the above total remuneration received or receivable by Australian-based executive officers (including directors) for the financial year ended 30 June 2003, is the assessed fair values of options granted to Dr Deborah Rathjen ($161,112) and other senior executives ($153,765) as detailed in the Directors' Report.

82-34682

NOTE 7: REMUNERATION OF EXECUTIVES continued

It should be noted that of this total of $314,877, $234,803 relates to options issued in prior years, which have been required to be revalued and disclosed under the 30 June 2003 ASIC guidelines.

Options are granted to executive officers under the Company's Employee Share Option Plan, details of which are set out in note 21(c). A summary of the number of options granted to, exercised and held by Australian-based executive officers (with income of at least $100,000) during the year ended 30 June 2003 is set out below:

Outstanding 30 June 2002	Granted	Exercised	Outstanding 30 June 2003
773,333	500,000	0	1,273,333

NOTE 8: AUDITORS' REMUNERATION	2003 $	2002 $
Amounts received or due and receivable by PricewaterhouseCoopers for:		
- auditing and reviewing the financial statements	28,067	23,827
- other services	21,300	15,229
	49,367	39,056

It is the Company's policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers' expertise and experience with the Company are important. These assignments are restricted to taxation advice and acquittal of grant expenditure.

NOTE 9: EARNINGS PER SHARE	2003 Cents	2002 Cents
Basic earnings per share (cents per share)	(11.3)	(9.5)
Diluted earnings per share (cents per share)	(8.7)	(7.5)

The basic and diluted earnings per share amounts have been calculated using the total changes in equity other than those resulting from transactions with owners as owners figure in the Statement of Financial Performance.

	2003 Number	2002 Number
Weighted average number of shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	40,243,799	36,655,037
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	48,573,135	43,416,897

Changes to potential ordinary shares since balance date

On 30 July 2003, 100,000 options exercisable at $1.40 lapsed. The weighted average number of potential ordinary shares included in the calculation of diluted EPS relating to these options is 100,000.

On 22 August 2003, the Company issued 100,000 options exercisable at $0.2766 between 14 July 2003 and 14 July 2008. These were issued pursuant to the Equity Line Finance Facility detailed above.

Information concerning the classification of securities

Options are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in note 21(c).

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Bionomics Limited

NOTE 10: CASH FLOW INFORMATION

	2003 $	2002 $
Reconciliation of operating profit/(loss) after income tax to net cash inflow from operating activities		
Operating profit/(loss) after income tax	(4,540,955)	(3,489,730)
Non-cash items in operating profit/(loss)		
Depreciation and amortisation	681,568	433,632
Directors' fees (note 12)	46,667	49,185
Net loss/(gain) on sale of non-current assets	0	45,967
Provision for employee entitlements	34,566	38,877
Changes in operating assets and liabilities		
Decrease/(Increase) in debtors and accruals	13,193	(19,320)
Decrease/(Increase) in other operating assets	83,018	(71,244)
Increase/(Decrease) in creditors and accruals (operating activities only)	(48,909)	100,163
Cash Flows from operations	(3,730,852)	(2,912,470)

NOTE 11: CASH

Cash at the end of the financial year as shown in the Statement of Cash Flows is reconciled to items in the Statement of Financial Position as follows:

Cash at bank or on hand	162,660	194,981
Cash deposits	5,907,826	8,429,138
	6,070,486	8,624,119

NOTE 12: NON-CASH FINANCING ACTIVITIES

Directors' fees satisfied by the issue of shares	46,667	49,185

NOTE 13: RECEIVABLES

CURRENT

Other debtors	27,470	99,321

NOTE 14: OTHER ASSETS

CURRENT

Prepayments	71,506	41,822
Accrued revenue	33,791	67,632
	105,297	109,454

NOTE 15: PROPERTY, PLANT AND EQUIPMENT

	2003 $	2002 $
NON-CURRENT		
Administrative plant and equipment - at cost	196,603	184,966
Accumulated depreciation	65,089	37,068
	131,514	147,898
Scientific plant and equipment - at cost	1,347,527	1,315,863
Accumulated depreciation	897,623	511,595
	449,904	804,268
Building - at estimated cost	5,899,560	5,899,560
Accumulated depreciation	295,255	70,269
	5,604,305	5,829,291
Land - at estimated cost	125,000	125,000
Total property, plant and equipment	7,568,690	7,525,389
Total accumulated depreciation	1,257,967	618,932
Total property, plant and equipment	6,310,723	6,906,457

The land and building have been recorded at estimated final cost as the actual final cost has not yet been determined by the Industrial and Commercial Premises Corporation. A cumulative adjustment is expected to be made in the 2003-2004 financial year as soon as the actual final cost is determined. Depreciation has been charged based on the estimated final cost.

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

	Administrative plant & equipment	Scientific plant & equipment	Land and Building	Total
Carrying amount at 1 July 2002	147,898	804,268	5,954,291	6,906,457
Additions	11,637	31,663	0	43,300
Disposals	0	0	0	0
Depreciation (note 4)	(28,021)	(386,027)	(224,986)	(639,034)
Carrying amount at 30 June 2003	**131,514**	**449,904**	**5,729,305**	**6,310,723**

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Bionomics Limited

NOTE 16: INTANGIBLE ASSETS

	2003 $	2002 $
NON-CURRENT		
Licences - at cost	212,666	212,666
Accumulated amortisation	155,955	113,422
	56,711	99,244

NOTE 17: PAYABLES

	2003 $	2002 $
CURRENT		
Trade creditors	350,149	345,138
NON-CURRENT		
Loan from other parties (non-interest bearing)	50,000	50,000

NOTE 18: INTEREST BEARING LIABILITIES

	2003 $	2002 $
CURRENT		
Building Loan Agreement	508,400	127,100
NON-CURRENT		
Building Loan Agreement	4,575,600	4,956,900

The Building Loan Agreement, which relates to and is secured by the land and building, has interest charged on a quarterly basis. This rate will fluctuate based on the 90 day bank bill rate.

NOTE 19: PROVISIONS

	2003 $	2002 $
CURRENT		
Employee Entitlements	95,324	60,758

NOTE 20: OTHER CURRENT LIABILITIES

	2003 $	2002 $
Accruals	255,662	187,655
Unearned Income	20,462	122,186
	276,124	309,841

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NOTE 21: SHARE CAPITAL

(a) Issued and Paid-up Capital

	2003 $	2002 $
Ordinary shares - fully paid	20,364,925	19,097,738
	Number	**Number**
Ordinary shares - fully paid	43,563,376	39,328,147

Movements in ordinary share capital of the Company during the past two years were as follows:

Date	Details	Issue Price	No. of Shares	$
1 July 2001	**Opening Balance**		**32,856,459**	**15,806,101**
19 July 2001	Share issue - placement	$1.05	350,000	367,500
30 September 2001	Share issue - conversion of options	$0.50	53,333	26,666
31 October 2001	Share issue - conversion of options	$0.50	25,663	12,832
12 November 2001	Share issue - directors	$0.807	60,948	49,185
30 November 2001	Share issue - conversion of options	$0.50	5,681,744	2,840,872
19 June 2002	Share issue - conversion of options	$0.50	300,000	150,000
	Less capital raising costs associated with the placement			(11,399)
	Less capital raising costs associated with underwriting of options			(144,019)
30 June 2002	**Closing Balance**		**39,328,147**	**19,097,738**
11 November 2002	Share issue - directors	$0.64	72,917	46,667
31 March 2003	Share issue - share purchase plan	$0.30	1,353,282	405,971
15 April 2003	Share issue - share purchase plan	$0.30	1,023,297	306,989
30 April 2003	Share issue - placement	$0.30	1,785,733	535,720
	Less capital raising costs associated with the share purchase plan			(2,760)
	Less capital raising costs associated with the placement			(25,400)
30 June 2003	**Closing Balance**		**43,563,376**	**20,364,925**

(b) Ordinary Shares

Ordinary Shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(c) Share options

Bionomics Limited Employee Share Option Plan

The terms and conditions of the Bionomics Limited Employee Share Option Plan are summarised in note 1(h) to the financial statements.

NOTE 21: SHARE CAPITAL continued

(c) Share options continued

Grant date	Expiry date	Exercise price	Balance at start of year	Issued during the year	Exercised during the year	Lapsed during the year	Balance at end of the year
June 2002	June 2008	$0.81	330,666	100,000	0	55,000	375,666
	June 2009	$0.81	330,666	100,000	0	55,000	375,666
	June 2010	$0.81	330,667	100,000	0	55,000	375,667
	June 2011	$0.81	330,667	100,000	0	55,000	375,667
	June 2012	$0.81	330,667	100,000	0	55,000	375,667
Feb. 2003	February 2009	$0.43	0	40,000	0	0	40,000
	February 2010	$0.43	0	40,000	0	0	40,000
	February 2011	$0.43	0	40,000	0	0	40,000
	February 2012	$0.43	0	40,000	0	0	40,000
	February 2013	$0.43	0	40,000	0	0	40,000
			1,653,333	700,000	0	275,000	2,078,333

Other Unlisted Options

Grant date	Expiry date	Exercise price	Balance at start of year	Issued during the year	Exercised during the year	Lapsed during the year	Balance at end of the year
17 June 1999	17 June 2004	$0.30	1,900,000	0	0	0	1,900,000
7 November 1999	17 June 2004	$0.30	200,000	0	0	0	200,000
7 November 1999	7 November 2004	$0.50	300,000	0	0	0	300,000
8 November 1999	8 November 2004	$0.50	1,540,000	0	0	0	1,540,000
19 April 2000	8 June 2005	$0.65	75,000	0	0	0	75,000
21 June 2000	21 June 2005	$1.00	289,600	0	0	0	289,600
2 August 2000	19 June 2003	$1.00	113,333	0	0	113,333	0
4 October 2000	19 June 2007	$1.00	340,000	0	0	0	340,000
4 October 2000	19 June 2008	$1.00	340,000	0	0	0	340,000
4 October 2000	19 June 2009	$1.00	170,000	0	0	0	170,000
4 October 2000	19 June 2009	$1.40	170,000	0	0	0	170,000
4 October 2000	19 June 2010	$1.40	680,000	0	0	0	680,000
18 June 2001	18 June 2006	$1.30	15,000	0	0	0	15,000
6 August 2001	30 July 2003	$1.40	100,000	0	0	0	100,000
12 December 2001	8 August 2007	$0.95	200,000	0	0	0	200,000
12 December 2001	14 May 2008	$1.20	60,000	0	0	0	60,000
12 December 2001	14 May 2009	$1.20	40,000	0	0	0	40,000
12 December 2001	14 May 2009	$1.40	20,000	0	0	0	20,000
12 December 2001	14 May 2010	$1.40	60,000	0	0	60,000	0
12 December 2001	14 May 2011	$1.40	20,000	0	0	20,000	0
12 December 2001	14 May 2011	$1.80	100,000	0	0	100,000	0
21 January 2002	1 January 2007	$0.79	25,000	0	0	0	25,000
3 February 2003	13 January 2008	$0.43	0	150,000	0	0	150,000
4 March 2003	4 March 2008	$0.40	0	201,000	0	0	201,000
			6,757,933	351,000	0	293,333	6,815,600

	2003 number	2002 number
Options vested at the reporting date	5,795,266	4,782,933

NOTE 22: ACCUMULATED LOSSES

	2003 $	2002 $
Balance at the beginning of the year	(9,108,880)	(5,619,150)
Net loss for the year	(4,540,955)	(3,489,730)
Balance at the end of the year	(13,649,835)	(9,108,880)

NOTE 23: COMMITMENTS FOR EXPENDITURE

	$	$
(a) Operating lease commitments payable		
- not later than one year	0	77,512
- later than one year but not later than 2 years	0	51,663
	0	129,175
(b) Service contract commitments payable		
- not later than one year	670,000	982,500

Pursuant to the terms and agreements entered into by the Company with both the Women's and Children's Hospital ('WCH') and the University of Melbourne ('U of M') to acquire the licence for the epilepsy project from the WCH and the U of M and the breast cancer project from the WCH, the Company is liable to make further payments to the WCH and the U of M upon the achievement of certain conditions.

Pursuant to the terms and agreement entered into by the Company with Medvet Science Pty Ltd ('Medvet'), for the Angiogenesis Project, the Company is liable to make further payments to Medvet upon the achievement of certain conditions.

Due to the confidential nature of the agreements, further disclosure would not be in the Company's best interests.

NOTE 24: RELATED PARTIES

Transactions of Directors and Director related entities

The names of persons who were directors of the Company at any time during the financial year ended 30 June 2003 were as follows: Mr Fraser Ainsworth, Dr Deborah Rathjen, Dr Christopher Henney, Mr Peter Maddern and Dr George Morstyn.

All of these persons were also directors during the year ended 30 June 2002. In addition, Dr Warren Kinston held office as a director until his retirement on 8 November 2001.

Remuneration benefits

Information on remuneration of directors is disclosed in Note 6 of this Report.

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Bionomics Limited

NOTE 24: RELATED PARTIES continued

Transactions of directors and director-related entities concerning shares or share options

Aggregate numbers of shares and share options of the Company acquired or disposed of by directors of the Company or their director-related entities during the period were:

	2003 Number	2002 Number
Acquisitions		
Ordinary shares, including exercise of listed options	214,315	336,781
Options on ordinary shares	500,000	200,000
Disposals		
Ordinary shares	0	150,000
Options on ordinary shares, including exercise of listed options	0	25,833

Aggregate numbers of shares and share options of the Company held directly, indirectly or beneficially by directors of the Company or their director-related entities at balance date:

	2003 Number	2002 Number
Ordinary shares	1,334,862	1,120,547
Options on ordinary shares	4,000,000	3,500,000

Other transactions with directors of the Company and their director related entities

A director, Fraser Ainsworth, is a director and shareholder of Potential Energy Pty Ltd. From December 2001 to February 2002, Potential Energy Pty Ltd hired office furniture to the Company. In addition, Potential Energy Pty Ltd sub-let a portion of the office space occupied by the Company, along with the provision of secretarial services.

Up until 31 March 2003, Potential Energy paid the Company for the storage of office furniture and equipment. These transactions were based on normal commercial terms and conditions.

	2003 $	2002 $
Expenses		
Rental of office furniture and equipment	0	282
Revenues		
Rental of office space and provision of secretarial services	0	5,694
Storage of office furniture and equipment	360	0

Aggregate amounts receivable from directors and their director-related entities at balance date:

	2003 $	2002 $
Current assets	0	88

NOTE 25: EVENTS OCCURRING AFTER REPORTING DATE

In July 2003 the Company announced the completion of an Equity Line Finance arrangement with the Bank of New York Capital Markets Inc. This funding facility potentially allows the placement of up to 6 million shares through the Bank of New York once the share price exceeds a floor price set by the Company (minimum floor price 50 cents). The use, timing and control of this facility, once the share price is above the minimum floor price, is at the Company's discretion.

No other matters or circumstances have arisen since the end of the financial year which significantly affected, or may significantly affect, the operations of the Company, the results of those operations, or the state of affairs of the Company in future financial years.

82-34682

NOTE 26: FINANCIAL INSTRUMENTS

Interest rate risk exposures

The entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as the entity intends to hold fixed rate assets and liabilities to maturity.

			Fixed Interest for:			
2003	Notes	Floating interest rate	1 year or less	over 1 to 5 years	Non-interest bearing	Total
Financial Assets						
Cash and deposits	11	497,893	5,567,906	0	4,687	6,070,486
Receivables and other	13,14	0	0	0	132,767	132,767
		497,893	5,567,906	0	137,454	6,203,253
Weighted average interest rate		3.90%	4.69%			
Financial Liabilities						
Trade and other creditors	17,19,20	0	0	0	721,597	721,597
Building Loan Agreement	18	5,084,000	0	0	0	5,084,000
Other Loans	17	0	0	0	50,000	50,000
		5,084,000	0	0	771,597	5,855,597
Weighted average interest rate		5.93%				
Net financial assets (liabilities)		(4,586,107)	5,567,906	0	(634,143)	347,656

			Fixed Interest for:			
2002	Notes	Floating interest rate	1 year or less	over 1 to 5 years	Non-interest bearing	Total
Financial Assets						
Cash and deposits	11	471,090	8,148,903	0	4,126	8,624,119
Receivables and other	13,14	0	0	0	208,775	208,775
		471,090	8,148,903	0	212,901	8,832,894
Weighted average interest rate		3.80%	4.60%			
Financial Liabilities						
Trade and other creditors	17,19,20	0	0	0	715,737	715,737
Building Loan Agreement	18	5,084,000	0	0	0	5,084,000
Other Loans	17	0	0	0	50,000	50,000
		5,084,000	0	0	765,737	5,849,737
Weighted average interest rate		5.71%				
Net financial assets (liabilities)		(4,612,910)	8,148,903	0	(552,836)	2,983,157

NOTE 26: FINANCIAL INSTRUMENTS continued

Credit risk exposures

The credit risk on financial assets of the entity which have been recognised on the Statement of Financial Position is generally the carrying amount, net of any provisions for doubtful debts.

Reconciliation of net financial assets to net assets	2003 $	2002 $
Net financial assets as above	347,656	2,983,157
Non-financial assets		
Property, plant and equipment	6,310,723	6,906,457
Intangibles	56,711	99,244
Net assets per statement of financial position	6,715,090	9,988,858

The net fair value of financial assets and liabilities of the Company approximates their carrying amounts.

82-34682

Directors' Declaration

The directors declare that the financial statements and notes set out on pages 29 to 47:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the Company's financial position as at 30 June 2003 and performance for the financial year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Fraser Ainsworth AM
Chairman

Deborah Rathjen
Chief Executive Officer and Managing Director

Dated this 3rd day of September 2003

82-34682

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

91 King William Street
ADELAIDE SA 5000
GPO Box 418
ADELAIDE SA 5001
DX 77 Adelaide
Australia
www.pwc.com/au
Telephone +61 8 8218 7000
Facsimile +61 8 8218 7999
Direct Phone (08) 8218 7215
Direct Fax (08) 8218 7460

Independent audit report to the members of Bionomics Limited

Audit opinion

In our opinion, the financial report of Bionomics Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Bionomics Limited as at 30 June 2003, and of its performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Bionomics Limited (the company) for the year ended 30 June 2003.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

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PRICEWATERHOUSECOOPERS

Independent audit report to the members of Bionomics Limited (continued)

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

When this audit report is included in an Annual Report, our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

P.G. Steel

PG Steel
Partner

Adelaide
3 September 2003

82-34682

Bionomics Limited

Shareholder Information

All shareholder information provided is current as at 20 August 2003.

Difference in Results Reported to the ASX

There are no material differences between the figures reported in the financial statements and those lodged with the ASX in the Company's Appendix 4C for the quarter ended 30 June 2003.

Audit Committee

The Company established an Audit Committee in July 2002. The main responsibilities of the Audit Committee are set out in the section headed 'Corporate Governance' of the Annual Report.

Corporate Governance

Bionomics' corporate governance practices are set out in the section headed 'Corporate Governance' of the Annual Report.

Substantial Shareholders

Substantial holders in the Company are set out below:

Ordinary Shares	Number held	Percentage
Duncan Mount and Boom Australia Pty Limited (jointly)	2,995,000	6.88%

Equity Securities

There are 2,548 holders of ordinary shares.

The number of shareholdings held in less than marketable parcels is 404.

Voting Rights

There is one class of equity securities issued by the Company, ordinary shares.

Voting rights for ordinary shares is one share equates to one vote.

Distribution of Shareholders of Equity Securities

Category (size of Holding)	Number of Shareholders
1 - 1,000	393
1,001 - 5,000	966
5,001 - 10,000	475
10,001 - 100,000	660
100,001 - and over.	54
	2,548

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Unquoted Equity Securities as at 30 June 2003

Options	Number
The following options were unquoted :	
Options exercisable at $0.30 between 17 June 1999 and 17 June 2004	2,100,000
Options exercisable at $0.50 between 17 December 2001 and 7 November 2004	300,000
Options exercisable at $0.50 between 17 December 2001 and 8 November 2004	1,540,000
Options exercisable at $1.00 between 21 June 2002 and 21 June 2005	289,600
Options exercisable at $0.65 between 8 June 2001 and 8 June 2005	75,000
Options exercisable at $1.00 between 19 June 2002 and 19 June 2007	340,000
Options exercisable at $1.00 between 19 June 2003 and 19 June 2008	340,000
Options exercisable at $1.00 between 19 June 2004 and 19 June 2009	170,000
Options exercisable at $1.40 between 19 June 2004 and 19 June 2009	170,000
Options exercisable at $1.40 between 19 June 2005 and 19 June 2010	680,000
Options exercisable at $1.30 between 18 June 2003 and 18 June 2006	15,000
Options exercisable at $1.40 between 30 July 2001 and 30 July 2003	100,000
Options exercisable at $0.95 between 8 August 2002 and 8 August 2007	200,000
Options exercisable at $1.20 between 14 May 2003 and 14 May 2008	60,000
Options exercisable at $1.20 between 14 May 2004 and 14 May 2009	40,000
Options exercisable at $1.40 between 14 May 2004 and 14 May 2009	20,000
Options exercisable at $0.79 between 1 January 2004 and 1 January 2007	25,000
Options exercisable at $0.81 between June 2003 and June 2008	375,666
Options exercisable at $0.81 between June 2004 and June 2009	375,666
Options exercisable at $0.81 between June 2005 and June 2010	375,667
Options exercisable at $0.81 between June 2006 and June 2011	375,667
Options exercisable at $0.81 between June 2007 and June 2012	375,667
Options exercisable at $0.43 between 3 February 2004 and 3 February 2009	40,000
Options exercisable at $0.43 between 3 February 2005 and 3 February 2010	40,000
Options exercisable at $0.43 between 3 February 2006 and 3 February 2011	40,000
Options exercisable at $0.43 between 3 February 2007 and 3 February 2012	40,000
Options exercisable at $0.43 between 3 February 2008 and 3 February 2013	40,000
Options exercisable at $0.43 between 10 February 2003 and 13 January 2008	50,000
Options exercisable at $0.43 between 13 January 2004 and 13 January 2008	50,000
Options exercisable at $0.43 between 13 January 2005 and 13 January 2008	50,000
Options exercisable at $0.40 between 4 March 2005 and 4 March 2008	201,000
Total unquoted options held by 44 optionholders	8,893,933

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Bionomics Limited

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

		Ordinary shares	
	Name	Number held	Percentage of issued shares
1	Mr Duncan Mount & Boom Australia Pty Limited	2,995,000	6.88
2	Queensland Investment Corporation	1,892,249	4.34
3	Link Traders (Aust) Pty Ltd	1,800,000	4.13
4	Fortis Clearing Nominees P/L	540,329	1.24
5	Dola Holdings Limited	500,000	1.15
6	Ladies' Own SDN Berhad	500,000	1.15
7	Mirrabooka Investments Limited	500,000	1.15
8	Mr Peter Maddern	452,082	1.04
9	Guardian Trust Australia Ltd	350,000	0.80
10	J C Betar Pty Limited	324,000	0.74
11	Starwide Investments Pty Ltd	316,666	0.73
12	Mr David Long	300,000	0.69
13	MDM Biau Luan Tan	280,666	0.64
14	Dr George Morstyn	257,258	0.59
15	Dr Christopher Henney	257,154	0.59
16	Mambat Pty Ltd	257,067	0.59
17	Cinam Pty Ltd	252,666	0.58
18	Symington Pty Ltd	241,827	0.56
19	Taycol Nominees Pty Ltd	221,428	0.51
20	Dr Deborah Rathjen	216,666	0.50
		12,455,058	28.60

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Glossary of Terms

Angene™	Bionomics' technology platform for the identification and validation of genes involved in angiogenesis and for the evaluation of therapeutic compounds directed against these genes.
Angiogenesis	The process of new blood vessel formation. Major illnesses such as cancer and rheumatoid arthritis require the process of angiogenesis to manifest.
Antigen	A protein present in the body which stimulates the immune system to produce specific antibodies which recognise and bind to the protein.
Antibody	A protein produced by the immune system upon detection of an antigen.
Bioinformatics	The use of computer-based applications for the analysis of gene and protein properties (such as sequence and function).
Diagnostic	A tool for confirming the presence of a disease.
Prognostic	A tool for determining the likely outcome or cause of a disease.
DNA microarray	A large collection (thousands) of DNA samples that have been mechanically placed in spot (array) formation on to a single small slide which allows analysis of gene expression changes in one experiment.
$GABA_A$ receptor	An ion channel protein complex present on the surface of brain cells that allows the passage of ions into and out of the cells to enable conduction of nerve impulses.
Genetics	The study of genes and their role in disease processes.
Ion channels	Protein complexes that conduct nerve impulses in the brain by allowing the flow of ions into and out of nerve cells.
ionX®	Bionomics' technology platform for the identification and validation of genes involved in central nervous system disorders (including epilepsy) and for the evaluation of therapeutic compounds useful in treating these diseases.
Macroarray	A collection (tens to hundreds) of DNA samples that have been physically placed in spot (array) formation on to a single surface which allows analysis of gene expression changes in one experiment.
Metastasis	The spread of cancer from one part of the body to another.
Molecular diagnostic tests	A test to confirm the presence of a disease that is based on analysis of the gene or genes which cause that disease.
Monoclonal antibody	Laboratory-produced proteins that can locate and bind to specific antigens and in doing so modify a disease process.
Mutations	A change in the DNA sequence of a gene (from its normal form) that results in or contributes to a disease process.
NanoChip® Molecular Workstation	A gene-chip approach to the rapid and accurate detection of gene variations or mutations.
Neurological	Relating to the nervous system.
Nicotinic acetylcholine receptor	An ion channel protein complex present on the surface of brain cells that allows the passage of ions into and out of the cells to enable conduction of nerve impulses.
Oncogene	A gene that normally promotes cancer cell growth. If altered, an oncogene can promote or allow the uncontrolled growth of cancer.
Pharmacogenomics	The study of the interaction of an individual's genetic makeup and response to a drug.
Severe Myoclonic Epilepsy of Infancy	A severe form of epilepsy in infants that is often unresponsive to conventional therapy and often leads to delay in psychomotor development.
Tumour	An abnormal mass of tissue that results from excessive cell division.
Tumour suppressor gene	A gene that functions to control or inhibit cancer cell growth (opposite effect to an oncogene).

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Bionomics Limited

Company Particulars

Bionomics Limited, a listed public company, is domiciled and incorporated in Australia.

Bionomics Limited shares are listed on the Australian Stock Exchange under the code 'BNO'

Registered Office
31 Dalgleish Street,
Thebarton SA Australia 5031
Telephone: 61 8 8354 6100

Administrative Office
31 Dalgleish Street,
Thebarton SA Australia 5031
Telephone: 61 8 8354 6100
Facsimile: 61 8 8354 6199
Email: info@bionomics.com.au
Web Address: www.bionomics.com.au

Share Registry
Computershare Investor Services Pty Limited
Level 5, 115 Grenfell Street
Adelaide SA Australia 5000
Telephone: 1300 556 161 (within Australia)
61 3 9615 5970 (outside Australia)

Solicitors
Johnson Winter & Slattery
211 Victoria Square, Adelaide SA Australia 5000

Corporate Advisors
Grant Samuel Corporate Finance
Level 30, Colonial Centre, 52 Martin Place,
Sydney NSW Australia 2000

Auditors
PricewaterhouseCoopers
Santos House, 91 King William Street,
Adelaide SA Australia 5000

Patent Attorneys
Griffith Hack
167 Eagle Street, Brisbane QLD, Australia 4000

Directors

Mr Fraser Ainsworth AM	Chairman
Dr Deborah Rathjen	Chief Executive Officer and Managing Director
Dr Christopher Henney	Non-Executive Director
Mr Peter Maddern	Non-Executive Director
Dr George Morstyn	Non-Executive Director

Senior Management

Dr Deborah Rathjen	Chief Executive Officer and Managing Director
Mr Lee Craker	Chief Financial Officer
Mrs Jill Mashado	Company Secretary and Finance Manager
Dr Steven Petrou	Vice President CNS Research
Mr Francis Placanica	Vice President Business Development
Dr Mark Varney	Vice President Drug Discovery

Scientific Advisory Board
Professor Grant Sutherland (Co-Chairman) AC, PhD, DSc, FRCPA, FAA, FRS
Professor Mathew Vadas (Co-Chairman) MB BS, BSc (Med), PhD, DSc, FRACP, FRCPA
Professor Samuel Berkovic MD, FRACP
Dr Errol De Souza PhD
Professor Ashley Dunn MPhil, PhD
Professor Erkki Ruoslahti MD, PhD
Professor Axel Ullrich PhD

Bionomics is not listed on any other stock exchanges other than the ASX.

Bionomics has an American Depositary Receipts program (ADRs) sponsored by The Bank of New York, under the ticker code 'BMICY'. For further details about this program, please contact:

United States
Ms Anita Sung
Assistant Vice President
The Bank of New York
American Depositary Receipts
101 Barclay St., 22W
New York N.Y. 10286
Telephone: 1 (212) 815 8161
Facsimile: 1 (212) 571 3050
E-mail: asung@bankofny.com

Australia
Mr Barry Driscoll
Vice President
The Bank of New York
Level 4
90 William Street
Melbourne VIC 3000
Telephone: 61 3 9670 0944
Facsimile: 61 3 9670 9559
E-mail: bdriscoll@bankofny.com

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82-34682

04 JAN 15 AM 7:21

Bionomics Limited

3 October 2003

[ ]
[ ]
[name and address of shareholder]
[ ]
[ ]

Dear Shareholder

ANNUAL GENERAL MEETING

I am pleased to invite you to attend the Annual General Meeting of Bionomics Limited to be held at 10.30 am on Thursday 6 November 2003, in the Grevillea Room, Lower Lobby Level, Hyatt Regency, North Terrace, Adelaide. The Notice of Meeting and Explanatory Notes are enclosed, together with Bionomics' 2002-2003 Annual Report.

If you are unable to attend the meeting in person, I encourage you to return the enclosed proxy form. The proxy form should be returned in the envelope provided, or faxed to our Share Registry on (08) 8236 2305 so that it is received by 10.30 am on Tuesday, 4 November 2003.

I look forward to your attendance at the meeting.

Yours sincerely

[signature]

Fraser Ainsworth AM
Chairman

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Bionomics Limited

3 October 2003

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Bionomics Limited ("**the Company**") will be held in the Grevillea Room, Lower Lobby Level, Hyatt Regency, North Terrace, Adelaide, at 10.30 am on Thursday, 6 November 2003, to transact the business set out below.

Members should refer to the accompanying Explanatory Notes for further information concerning the business to be transacted at this meeting.

ORDINARY BUSINESS

1. *Financial Statements and Reports*

To receive and consider the Company's Financial Report for the financial year ended 30 June 2003 and the accompanying Directors' Report and Auditor's Report.

2. *Election of Non-executive Directors*

Dr Christopher Henney and Mr Peter Maddern will be retiring at the Annual General Meeting as required by the Company's Constitution. Each offers himself for re-election, being eligible to do so.

SPECIAL BUSINESS

3. *Approval of Issue of Shares to Directors*

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the issue of fully paid ordinary shares in the Company to the following Directors in the quantities specified and on the terms described in the Explanatory Notes accompanying the Notice of this Annual General Meeting, is approved for the purpose of Listing Rule 10.11 of the Australian Stock Exchange Limited Listing Rules:

Fraser Ainsworth	*49,020*
Dr Christopher Henney	*29,412*
Peter Maddern	*29,412*
Dr George Morstyn	*29,412*

4. *Approval of Issue of Shares made on 30 April 2003*

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That the issue of 1,785,733 fully paid ordinary shares in the Company made on 30 April 2003 specified in the Explanatory Notes accompanying the Notice of this Annual General Meeting is approved for the purpose of Listing Rule 7.4 of the Australian Stock Exchange Limited Listing Rules.

VOTING EXCLUSION STATEMENT

1. In relation to Resolution 3, in accordance with Listing Rule 10.13.6 of the Australian Stock Exchange Limited Listing Rules, the Company will disregard any votes cast on the resolution by or on behalf of the Directors specified in the resolution and any of their associates.

2. In relation to Resolution 4, in accordance with Listing Rule 7.5.6 of the Australian Stock Exchange Limited Listing Rules, the Company will disregard any votes cast on the resolution by or on behalf of a person to whom securities in the Company were issued pursuant to the issue referred to in the Resolution and an associate of any such person.

31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au
Web Address www.bionomics.com.au **ABN** 53 075 582 740

82-34682.

Despite the foregoing, the Company is not required to disregard a vote if (a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form or (b) by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

PROXIES AND CORPORATE REPRESENTATIVES

A member who is entitled to vote at this meeting may appoint a proxy who need not be a member of the Company. For the convenience of members a proxy appointment form is enclosed. A member who is entitled to cast more than one vote may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

In order to be valid the proxy form must be received by the Company at the address or facsimile number specified below, along with any power of attorney or certified copy of a power of attorney (if the proxy form is signed pursuant to a power of attorney), by no later than 48 hours before the Annual General Meeting (i.e., *by no later than 10.30 am, 4 November 2003*):

Bionomics Limited
c/- Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
ADELAIDE SA 5000

or

Bionomics Limited
c/- Computershare Investor Services Pty Ltd
GPO Box 1903
ADELAIDE SA 5001

or *facsimile: (08) 8236 2305.*

A member who is a body corporate may appoint an individual as a representative to exercise the member's voting rights at the Annual General Meeting pursuant to section 250D of the Corporations Act. Representatives will be required to present documentary evidence of their appointment on the day of the meeting.

For the purpose of the Corporations Act, the Company has determined that all securities of the Company that are quoted securities at 7.00pm (Adelaide time) on 5 November 2003 will be taken, for the purpose of the Annual General Meeting, to be held by the persons who held them at that time.

By order of the Board

Jill Mashado
Company Secretary

3 October 2003

82-34682

Proxy Form

Bionomics Limited
ABN 53 075 582 740

Mark this box with an 'X' if you have made any changes to your address details (see reverse) [X]

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 1903 Adelaide
South Australia 5001 Australia
Enquiries (within Australia) 1300 556 161
(outside Australia) 61 3 9615 5970
Facsimile 61 8 8236 2305
www.computershare.com

000001

MR JOHN SMITH
FLAT 123
123 SAMPLE STREET
SAMPLEVILLE VIC 3030

BNO

Securityholder Reference Number (SRN)

[redacted]

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Bionomics Limited and entitled to attend and vote hereby appoint

[ ] the Chairman of the Meeting (mark with an 'X') **OR** [ ] Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Bionomics Limited to be held at the Grevillea Room, Lower Lobby Level, Hyatt Regency, North Terrace, Adelaide on 6 November 2003 at 10.30 am and at any adjournment of that meeting.

IMPORTANT: FOR ITEMS 3 AND 4 BELOW

If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Items 3 and 4 below, please place a mark in this box. By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those Items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, the Chairman will not cast your votes on Items 3 and 4 and your votes will not be counted in computing the required majority if a poll is called on these Items. The Chairman intends to vote undirected proxies in favour of each Item.

Voting directions to your proxy - please mark [X] to indicate your directions

		For	Against	Abstain*
2 a).	To re-elect Dr Christopher Henney			
2 b).	To re-elect Mr Peter Maddern			
3.	Approval of Issue of Shares to Directors			
4.	Approval of Issue of Shares made on 30 April 2003			

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll, or if your votes entitlement cannot be voted by the Chairman of the Meeting, your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

[ ] Mark with an 'X' if you wish to appoint a second proxy. **AND** [ ] % **OR** [ ] State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE **This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.**

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Daytime Telephone

Date / /

82-34682

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.
(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.
(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10.30 am on 6 November 2003. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Bionomics Limited share registry at the address opposite, or
- by delivery to the Registered Office of Bionomics Limited being 31 Dalgleish Street

Bionomics Limited share registry
Computershare Investor Services Pty Limited
GPO Box 1903
Adelaide South Australia 5001
Australia
Facsimile 61 8 8236 2305

82-34682

Bionomics Limited

3 October 2003

EXPLANATORY NOTES

These Explanatory Notes have been prepared to assist shareholders with their consideration of the resolutions set out in the Notice of Annual General Meeting dated 3 October 2003.

ORDINARY BUSINESS

Dr Christopher Henney and Mr Peter Maddern will retire at the Annual General Meeting as required by the Company's Constitution. Each offers himself for re-election, being eligible to do so.

Dr Christopher Henney (PhD, DSc) has been a Non-Executive Director of the Company since 9 July 1998 and a member of the Company's Compensation Committee since 4 July 2001. His career was initially spent in academic immunology and since 1981 he has been employed in the biotechnology industry. He is a founder of two public biotechnology companies, Immunex Corporation and ICOS Corporation. At these companies he was a member of the Board of Directors and held a variety of executive positions. Dr Henney is currently Executive Chairman of Dendreon Corporation and a Director of several US public companies.

Mr Peter Maddern (MM, LLB, BEc) was an Executive Director of Bionomics between 13 July 1997 and 19 July 2000. He has been responsible for the formation of the Company and the raising of seed capital from financiers. He is currently Chairman of the Company's Audit and Compliance Committee. Mr Maddern has economics and law degrees from the University of Adelaide and a Masters of Management from the JL Kellogg Graduate School of Management at Northwestern University, Evanston, IL. Mr Maddern is Managing Director of Palmerston Projects Pty Ltd.

SPECIAL BUSINESS

BACKGROUND

Resolutions 3 and 4 contained in the Notice of Annual General Meeting are being put before shareholders for the purpose of ASX Listing Rules 7.1, 7.4 and 10.11.

Broadly speaking, Listing Rule 7.1 provides that a listed company may issue in aggregate up to 15% of its fully paid ordinary shares within a 12-month period without shareholder approval. The shares placed by the Company (see Resolution 4) were made within this limit and therefore shareholder approval was not required for the issue of these shares.

Under Listing Rule 7.4, the Company can "renew" its ability to issue securities within the limit set out in Listing Rule 7.1 by having members ratify the issue of securities for which shareholder approval was not obtained at the time of the issue. The Company therefore seeks shareholder approval (under Resolution 4) of the issue of the Company's shares on 30 April 2003 pursuant to a share placement. Going forward, this would give the Company the ability to issue further securities up to almost 15% of its issued capital without needing to obtain shareholder approval. The Board believes that this will provide the Company with the flexibility necessary to raise additional capital as and when appropriate.

Listing Rule 10.11 requires a listed entity to obtain shareholder approval for the issue of securities to related parties, which includes a director of the Company. As a consequence, the Company is required to obtain shareholder approval before issuing shares to the non-executive directors (under Resolution 3). The 15% limit imposed by Listing Rule 7.1 does not include issues approved under Listing Rule 10.11 and shareholders should note that, if they pass Resolution 3, it is not necessary for the Company to seek separate shareholder approval of the proposed issue under Listing Rule 7.1.

RESOLUTION 3 – Issue of Shares to Non-Executive Directors

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The Board proposes to issue shares to each of the Company's Non-executive Directors in lieu of one third of their Directors' fees. The Board believes this is beneficial for the Company since it conserves the Company's cash reserves and further aligns Non-executive Directors' interests with the interests of shareholders.

Shareholders have approved the issue of shares to directors in this manner at the last three Annual General Meetings. On each such occasion, the Board also advised shareholders of the Board's intention to implement a similar arrangement in subsequent years.

Resolution 3 is to enable the issue of shares to Non-executive Directors in lieu of one third of their Directors' fees for the financial year ended 30 June 2004 ("**the Payment Period**").

The Board has used a weighted average share price to calculate the number of shares to be issued in lieu of one third of the fees payable for the Payment Period. The weighted average share price used in respect of the Payment Period has been calculated by reference to the price at which shares traded in the first 2 months of the Payment Period.

The weighted average share price for the Payment Period is shown below:

Payment Period	***Period for determining weighted average share price***	***Weighted average share price***
1/7/2003 to 30/6/2004	1/7/2003 – 31/8/2003	$0.34

The Non-executive Directors' fees payable in respect of the Payment Period are:

	1 July 2003 to 30 June 2004
Chairman	$50,000
Directors	$30,000

Based on one third of these amounts, the number of shares proposed to be issued to each Non-executive Director under the arrangement described above is as follows:

Non-Executive Director	***With respect to financial year ended 30 June 2004***
Fraser Ainsworth	49,020
Dr Christopher Henney	29,412
Peter Maddern	29,412
Dr George Morstyn	29,412

The Company proposes to issue the shares to the Directors by no later than 1 December 2003. The shares to be issued will carry the usual rights applicable to ordinary shares in the Company and will, from their date of issue, rank equally with fully paid ordinary shares currently on issue.

Shareholders should note that the Board intends to implement a similar arrangement for subsequent financial years.

RESOLUTION 4 – Approval of Issue of Shares

Resolution 4 seeks shareholder approval for the issue of ordinary shares relating to the private placement of the Company's shares announced on 24 April 2003.

A total of 1,785,733 ordinary shares were issued on 30 April 2003 pursuant to the placement. The shares were issued as fully paid at an issue price of $0.30 per share. The private placement was undertaken at the same time as the Company's Share Purchase Plan ("**SPP**") (which was announced on 19 February 2003). The issue price of the placement shares was the same as the issue price of the SPP shares. As stated in the Company's announcement to the ASX on 19 February 2003, the SPP share price of $0.30 per share represented a 14.6% discount on the 5-day weighted average market price of all of the Company's shares traded during the ordinary course of trading on ASX over the 5 day trading period ended 17 February 2003.

The placement shares carry the same rights as ordinary shares in the Company and have, from their date of issue, ranked equally with fully paid ordinary shares in the Company currently on issue.

82-34682

The recipients of the placement shares, and the number of shares issued to each of them, are set out below:

Name of Investor	*Number of Securities Received*
Boom Australia Pty Ltd	183,334
Dola Holdings Limited	500,000
Link Traders (Aust) Pty Ltd	319,065
Mr David Long <DAL Super Fund A/C>	300,000
MDM Biau Luan Tan	150,000
Mirrabooka Investments Ltd	133,334
Stephen Francis Rattray	100,000
John Bowie Wilson	100,000

Funds raised by the issue of these shares will be used for the Company's research and development projects.

Adelaide
3 October 2003